UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 October, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 18 October 2021: Notice of Annual General Meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that Sasol's annual general meeting (AGM) will be held by way of electronic communication at 13:00 on Friday, 19 November 2021, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:

Issuer name	Sasol Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000006896
JSE code	SOL
ISIN number	ZAE000151817
JSE code	SOLBE1
Meeting type	Annual General Meeting
Meeting venue	Electronic communication
Record date – to determine which shareholders are entitled to receive the Notice of meeting	Friday, 8 October 2021
Publication/ posting date	Monday, 18 October 2021
Last day to trade – Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 9 November 2021
Record date- Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 12 November 2021
Meeting deadline date (for administrative purposes, forms of proxy for the meeting to be lodged)	Forms of Proxy must be submitted by 13:00 on Thursday, 18 November 2021, or may be handed in before the relevant resolution on which the proxy is to vote
Meeting date	13:00 on Friday, 19 November 2021
Publication of results	Monday, 22 November 2021
Website link	www.sasol.com

18 October 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary